                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001





                                                      CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2

Calculation of Allowed Cost of Capital -
  Effective April 1, 2001                                   3

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001
                                   April 2001                  May 2001                  June 2001
                           ---------------------------  -------------------------  --------------------------
                           Tons      Fee      Amount    Tons      Fee      Amount  Tons      Fee      Amount
                           ----      ---      ------    ----      ---      ------  ----      ---      ------
                                  (per ton)   (000)           (per ton)   (000)           (per ton)   (000)
SERVICE TO AFFILIATES

 Mountaineer . . . . . .      102,781  $1.30      134     47,407   $1.30        62     76,069   $1.30      99

 Tanners Creek . . . . .       51,559  $1.30       67     48,841   $1.30        63     25,229   $1.30      33

 Rockport Plant. . . . .      828,767  $1.30    1,077    837,129   $1.30     1,088    782,410   $1.30   1,017

SERVICE TO NON-AFFILIATES     662,067  $1.00      659    743,054   $1.07       794    684,976   $1.01     694
-------------------------   ---------          ------  ---------            ------  ---------          ------

    TOTAL. . . . . . . . .  1,645,174          $1,937  1,676,431            $2,007  1,568,684          $1,843
                            =========          ======  =========            ======  =========          ======


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
                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001
                                                                           Three
                                                                          Months
                                  April       May        June       Ended
                                  2001       2001        2001      6/30/01
                                 ------     ------      ------     -------
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  585     $  585      $  584     $1,754
Labor-UMW* . . . . . . . . . . .    229        196         200        625
Benefits-UMW*. . . . . . . . . .    231        258         224        713
Salaries and Benefits-Nonunion .     68       (209)         86        (55)
Material & Supplies. . . . . . .    131        105         147        383
Billed Services. . . . . . . . .     57         95           6        158
Taxes**. . . . . . . . . . . . .     51         52          52        155
Administrative and General . . .     96         99          85        280
Electricity. . . . . . . . . . .     77         73          70        220
Cost-of-Capital. . . . . . . . .     19         13        -            32
                                 ------     ------      ------     ------

          Total. . . . . . . . . $1,544     $1,267      $1,454     $4,265
                                 ======     ======      ======     ======


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.


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                               OHIO POWER COMPANY
              COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
                          RATE OF RETURN ON INVESTMENT


                CAPITALIZATION                                    AFTER-TAX
                  @12/31/00       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT            (000)        OF TOTAL         COST        RATE OF RETURN
---------       --------------    --------      ---------      --------------

Long-term Debt  $1,142,918(a)       48.85%        7.05%(c)          3.44%

Preferred Stock     25,498           1.09%        4.94%(c)          0.05%

Common Stock     1,171,077(b)       50.06%       12.81%(d)          6.41%
                ----------         ------                           ----

Total           $2,339,493         100.00%                          9.90%*
                ==========         ======                           ====


a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
c)       Cost at 12/31/00.
d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.
* Rate will be applied for billing purposes to the twelve months period commencing April 1, 2001.